UNITED STATES OF AMERICA
                Before the
    SECURITIES AND EXCHANGE COMMISSION
____________________________________________

In the Matter of

NATIONAL FUEL GAS COMPANY                                  TWENTY-SEVENTH
NATIONAL FUEL RESOURCES, INC.                               CERTIFICATE
                                                            PURSUANT TO
File No. 70-7833                                              RULE 24

(Public Utility Holding Company Act of 1935)

____________________________________________

     In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Twelve Months ended September 30, 1998. Also attached as Exhibit "B" is the Balance sheet of NFR as of September 30, 1998. IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 11th day of November, 1998.

                                          NATIONAL FUEL RESOURCES, INC.



                                          By: /s/ Robert J. Kreppel
                                             ----------------------------------
                                             R. J. Kreppel
                                             President


                                          NATIONAL FUEL GAS COMPANY



                                          By: /s/ James R. Peterson
                                             ----------------------------------
                                             James R. Peterson
                                             Assistant Secretary